Exhibit 99.5

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	24	08	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,517	164	326
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£5.62	£3.36	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	24	08	2005

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	22
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Liam Robert Maude	Ordinary	323

Address
82 Evesham Road Weethley Alcester Warwickshire
UK postcode B49 5ND

Name	Class of shares allotted	Number allotted
Mr Junior Morrison	Ordinary	202

Address
13 Newnham Close Stopsley Luton Bedfordshire
UK postcode LU2 9JN

Name	Class of shares allotted	Number allotted
Mr Ken Owen	Ordinary	260

Address
15 Lawnswood Avenue Tettenhall Wolverhampton West Midlands
UK postcode WV6 9HP

Name	Class of shares allotted	Number allotted
Mr Patrick Galvin	Ordinary	285

Address
10 Patricks Gate Outrath Kilkenny
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Alvin Byrne	Ordinary	61

Address
Golden Island Athlone Co Westmeath
UK postcode

Name	Class of shares allotted	Number allotted
Patrick Sammon	Ordinary	408

Address
Islandboy Athlone Co Westmeath
UK postcode

Name	Class of shares allotted	Number allotted
Andrew Dempsey	Ordinary	490

Address
Mulacash Naas Co Kildare
UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 26/8/2005
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel
	DX number	DX exchange

coform